WARDROP

March 31, 2009

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, B.C.
V6C 2B5

Dear Sir or Madam

Subject Letter of Consent

Andy Nichols
Suite 800, 555 West Hastings Street
Vancouver, B.C.
V6B 1M1
604-408-3788

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F as of March 31, 2009 for the year ended December 31, 2008 of the description of the report titled Efemçukuru Project, Turkey, Technical Report on the Efemçukuru Project for Eldorado Gold Corporation, August 2007, with an effective date of August 1, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Reports in written disclosure filed by Eldorado Gold Corporation and to the description of certain mineral reserves of the Efemçukuru Mine and to the use of my name in this annual report as a named expert.

Dated as of this 31st day of March 2009

Andy Nichols, P.Eng.
Mining Engineer

555 West Hastings Street, Suite 800
Vancouver, British Columbia V6B 1M1
Canada
Phone: 604-408-3788
Fax: 604-408-3722
E-mail: vancouver@wardrop.com
Internet: www.wardrop.com

WARDROP 50 YEARS excellence worldwide

WARDROP

March 31, 2009

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, B.C.
V6C 2B5

Dear Sir or Madam

Subject Letter of Consent

Andre De Ruijter
Suite 800, 555 West Hastings Street
Vancouver, B.C.
V6B 1M1
604-408-3788

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F as of March 31, 2009 for the year ended December 31, 2008 of the description of the report titled Efemçukuru Project, Turkey, Technical Report on the Efemçukuru Project for Eldorado Gold Corporation, August 2007, with an effective date of August 1, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Reports in written disclosure filed by Eldorado Gold Corporation and to the use of my name in this annual report as a named expert.

Dated as of this 31st day of March 2009

Andre De Ruijter, P.Eng
Senior Metallurgist
Wardrop Engineering Inc.

WARDROP

March 31, 2009

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, B.C.
V6C 2B5

Dear Sir or Madam

Subject Letter of Consent

Rick Alexander
Suite 800, 555 West Hastings Street
Vancouver, B.C.
V6B 1M1
604-408-3788

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F as of March 31, 2009 for the year ended December 31, 2008 of the description of the report titled Efemçukuru Project, Turkey, Technical Report on the Efemçukuru Project for Eldorado Gold Corporation, August 2007, with an effective date of August 1, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Reports in written disclosure filed by Eldorado Gold Corporation and to the use of my name in this annual report as a named expert.

Dated as of this 31st day of March 2009

Richard Alexander, P.Eng
Senior Mechanical Engineer
RPM Technical Services Ltd

555 West Hastings Street, Suite 800
Vancouver, British Columbia V6B 1M1
Canada
Phone: 604-408-3788
Fax: 604-408-3722
E-mail: vancouver@wardrop.com
Internet: www.wardrop.com

WARDROP 50 YEARS excellence worldwide